Exhibit (d)(7)

July 11, 2011

Mr. Andrew S. Heyman

Chief Operating Officer

Radiant Systems, Inc.

3925 Brookside Parkway

Alpharetta, GA 30022

Dear Andy:

Welcome to NCR! We are delighted to have you on our team and look forward to the benefit of the experience and expertise you bring to the company. Where you choose to work and develop your skills is a serious consideration and we are pleased you have chosen NCR as your place of employment. As a result of our recruitment effort and conversations with you, we are pleased to offer you the following position and terms of employment at NCR Corporation.

POSITION:	Senior Vice President and General Manager – Hospitality

LOCATION:	Duluth, Georgia

START DATE:	Commencing on the first business day following the Offer Closing Date as defined in the Agreement and Plan of Merger among NCR Corporation and Radiant Systems, Inc. dated as of July 11, 2011 (hereinafter referred to as your Start Date for purposes of this offer of employment with NCR Corporation)

BASE SALARY:	Your annual base salary for 2011 will be $415,000 per year, commencing as of your Start Date. Because we operate on a bi-weekly pay schedule, you will be paid two weeks salary five days following the close of each pay cycle, based on a weekly salary of $7,980.77.

ANNUAL CASH BONUS:	Commencing January 1, 2012, and subject to the approval of the Compensation and Human Resource Committee of the NCR Board of Directors (the “Committee”), you will be eligible to participate in an annual cash bonus plan, which provides year-end cash bonus awards based on the success of NCR in meeting annual performance objectives. You will be eligible for a target annual cash bonus award of 75% of your base salary, with a maximum potential payout of 150% of your base salary. You will also be eligible for an additional cash bonus award of 10% of your base salary based on the achievement of our Customer Success objectives. Each of these award opportunities will be based upon the terms and performance objectives established by the Committee, and are subject to the Committee’s discretion. Your Annual Cash Bonus Payout for the 2012 performance year will be no less than $405,000, and will be payable in March 2013. Thereafter, your annual cash bonus amount, if any, will be paid out on or before March 15 with respect to the prior year performance. You must be employed by NCR or its subsidiaries or affiliates at the time of payment in order to be eligible for any NCR bonus payout.

Mr. Andrew S. Heyman

July 11, 2011

RETENTION & ANNUAL LTI EQUITY AWARDS:

Subject to your acceptance of this offer and the approval of the Committee, you will receive a Long-Term Incentive (LTI) equity award with a total value of $1,200,000, to be delivered in Time-Based Restricted Stock Units (described in Appendix A). The effective date of the grant (“Grant Date”) will be determined per standard Company practice, but in no event shall this date be prior to your Start Date.

We have also included in this offer a commitment that you will receive an LTI equity award as part of the 2012 annual LTI award cycle currently planned for Q1 2012. Your 2012 LTI equity award will have a grant value of no less than $750,000, subject to approval by the NCR Board of Directors. You must be employed by NCR or its subsidiaries or affiliates on the grant date in order to be eligible to receive any NCR LTI equity award.

EXECUTIVE MEDICAL/ FINANCIAL ALLOWANCE PROGRAMS	Beginning on your Start Date, and subject to NCR’s continuation of the programs, you will be eligible to participate in the Executive Medical Exam Program and the Executive Financial Planning Program. The Executive Medical Exam Program currently provides up to $5,000 on an annual basis for progressive, diagnostic analysis by NCR’s provider of choice. The Executive Financial Planning Program currently provides an annual payment of $12,000, less all applicable taxes, to be used for an executive’s individual financial planning needs. Each of these programs is subject to amendment or termination by NCR.

SEVERANCE BENEFIT:	In the event of a company-initiated termination of your employment other than for “Cause” or your termination for “Good Reason” (as defined in the Retention Incentive Award Agreement) in either case which occurs after the first anniversary of the Start Date, you will receive a cash severance payment equal to one times your annual base salary and target bonus (in an amount equal to 75% of your base salary) in effect at the time of your separation from service, payable in a lump sum (subject to the provisions of 409A as outlined in Appendix A), and continuation of Company paid medical, dental, life and disability coverages for twelve (12) months following termination, provided that you execute a release of claims acceptable to NCR.

VACATION:

Under NCR’s vacation policy you are entitled to receive paid vacation days and holidays. As NCR associates gain tenure, they accrue additional vacation rewards. In recognition of your prior work experience, NCR will waive the tenure requirements of our policy to provide additional vacation effective on your Start Date. You will receive twenty (20) days of vacation, as well as six (6) floating holidays. All vacation accrues on a prorated basis throughout the year and vests monthly on the first day of each month. NCR also recognizes the following six (6) paid holidays:

New Year’s Day, Independence Day, Thanksgiving Day, Memorial Day, Labor Day, and Christmas Day.

Mr. Andrew S. Heyman

July 11, 2011

Additional information on the offer components is included in Appendix A, which is incorporated by reference into this letter. This offer of employment is contingent upon your agreement to the Conditions of Employment outlined in Appendix B. By signing this letter, you agree to such Conditions.

With the exception of any ongoing commitments made to you by Radiant Systems, Inc., including but not limited to obligations contained in your Radiant Systems, Inc. Senior Executive Change In Control Severance Plan Participation Agreement dated July 17, 2008 and your Retention Incentive Award Agreement dated July 11, 2011), including the Prohibited Activities covenants contained therein, which remain in full force and effect after your Start Date, this letter reflects the entire agreement regarding the terms and conditions of your employment with NCR Corporation. Accordingly, subject to the exceptions outlined above, this letter supersedes and completely replaces any prior oral or written communication on this subject and any adjustments pursuant to any plans of NCR or its subsidiaries or affiliates. This letter is not an employment contract, and should not be construed or interpreted as containing any guarantee of continued employment or employment for a specific term. The employment relationship at NCR is by mutual consent (employment-at-will), and the Company or you may discontinue your employment with or without cause at any time and for any reason or no reason. You acknowledge and agree that your employment with NCR is “at will” and that you may be terminated by NCR at any time, with or without cause.

Andy, I am excited about the contributions, experience and knowledge you can bring to NCR. We have assembled some of the best professionals in the industry and are convinced that your expertise will help us further enhance the Company’s reputation. If you have any questions regarding the details of this offer, please contact Pat Carroll. Pat will make the necessary arrangements to ensure any additional questions you may have are addressed, so you are able to make an informed decision.

Sincerely,

/s/ William Nuti

Bill Nuti
Chairman and CEO
NCR Corporation

Agreed and Accepted:

/s/ Andrew S. Heyman	July 11, 2011
Andrew S. Heyman	Date

APPENDIX A

Annual Bonus and LTI Equity Plan Awards – All NCR incentive plans are designed to address the conditions of an ever-changing marketplace, and the company cannot make definitive representations concerning the continuation of format or the size of individual awards under the plans. NCR reserves the right to modify or cancel, to the extent permissible under local laws and regulations, each such plan and its terms at any time, at NCR’s sole discretion.

Annual Performance Assessment – Your annual performance and compensation, including any future equity awards, will be assessed and determined in Q1 of each year. Adjustments to your base compensation will be consistent with those made to similarly situated executive officers.

Retention LTI Equity Award –

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Time-Based Restricted Stock Units: On the Grant Date, NCR will grant you Time-Based Restricted Stock Units (the “Time-Based Units”) (each of which represents a single share of NCR common stock) with a value of $1,200,000. The actual number of Time-Based Units will be determined by taking the value of the award and dividing it by the average closing price of NCR stock during the twenty (20) trading days immediately prior to but not including the Grant Date. The result shall be rounded to the nearest whole unit. Subject to your continued employment with NCR at that time, the Time-Based Units will vest on the third anniversary of the Grant Date. The Time-Based Units will be subject to standard terms and conditions for executive awards determined by the Committee.

Your equity awards will be issued under the terms of NCR’s Stock Incentive Plan, which is administered by Fidelity Investments®. The specific terms and conditions relating to the awards will be outlined in the award agreements contained on Fidelity’s website. Within several weeks of your Grant Date, your award should be loaded to Fidelity’s system. You can access your award at www.netbenefits.fidelity.com. Please review the grant information carefully, including the award agreement, and indicate your acceptance by clicking on the appropriate button. If you have questions about your shares, call the Fidelity Stock Plan Services Line at 1-800-544-9354. For questions that Fidelity is unable to answer, contact NCR by e-mail at stock.administration@ncr.com.

NCR Benefits – Other than as described herein, until the later of December 31, 2011, or the date upon which you transition to the NCR payroll, you will remain on the Radiant Systems benefit programs. Effective with your transition to NCR’s payroll (tentatively planned for January 1, 2012), you will automatically receive core benefit coverage for yourself at the same level as other executives at comparable levels within NCR, including: health care coverage, dental care coverage, short-term and long-term disability coverage, life insurance coverage, and accidental death and dismemberment insurance coverage. You will then have the opportunity to design your own personalized benefit elections through the company’s flexible benefits program. Immediately prior to your transition to the NCR payroll, NCR will establish a payroll record and send you a Benefits Enrollment Package to your home address. You will have thirty (30) days from the date you transition to the NCR payroll to make your benefit elections. You also have this same thirty (30) day period to enroll eligible dependents, whose coverage will be made retroactive to your Benefits

Mr. Andrew S. Heyman

July 11, 2011

Commencement Date. NCR’s annual benefits enrollment is conducted in the fall of each calendar year. At that time, you will have an opportunity to make benefits elections for the following year.

Additionally, you will be eligible to participate in the NCR Savings Plan (or 401(k) plan) and the NCR Employee Stock Purchase Plan. Information about each program will be provided in the Benefits Enrollment Package. NCR reserves the right to modify or cancel, to the extent permissible under local laws and regulations, each such plan and its terms at any time, at NCR’s sole discretion.

Prohibited Activities – By accepting this offer of employment, you agree that the Prohibited Activities covenants contained in your Radiant Systems, Inc. Retention Incentive Award Agreement dated July 11, 2011, are hereby expressly incorporated herein by this reference, that said covenants survive the execution of this employment agreement and shall remain in full force and effect throughout and following the expiration of the Extended Employment Period described therein, and that the Prohibited Activity covenants shall remain a condition of your employment hereunder.

Confidentiality and Non-Disclosure and Company Property – You agree that during the term of your employment with NCR and thereafter for so long as the information remains confidential, you will not, except as you deem necessary in good faith to perform your duties hereunder for the benefit of NCR or as required by applicable law, disclose to others or use, whether directly or indirectly, any “Confidential Information” regarding NCR. “Confidential Information” shall mean information about NCR, its subsidiaries and affiliates, and their respective clients and customers that is not available to the general public or generally known in the industry and that was learned by you in the course of your employment by NCR, including (without limitation): (i) any proprietary knowledge, trade secrets, ideas, processes, formulas, sequences, developments, designs, assays and techniques, data, formulae, and client and customer lists and all papers, resumes, records (including computer records); (ii) information regarding plans for research, development, new products, marketing and selling, business plans, budgets and unpublished financial statements, licenses, prices and costs, suppliers and customers; (iii) information regarding the skills and compensation of other employees of NCR, its subsidiaries and affiliates; and (iv) the documents containing such Confidential Information; provided, however, that any provision in any grant or agreement that limits disclosure shall not apply to the extent such information is publicly filed with the Securities and Exchange Commission. You acknowledge that such Confidential Information is specialized, unique in nature and of great value to NCR, and that such information gives NCR a competitive advantage. Upon the termination of your employment for any reason whatsoever, you shall promptly deliver to NCR all documents, slides, computer tapes, drives, storage devices, disks and other media (and all copies thereof) containing any Confidential Information. You will also ensure that after termination of your employment you retain no Confidential Information in computers or devices belonging to you, and will advise NCR if you do have Confidential Information in such locations.

Breach of Restrictive Covenants – You acknowledge and agree that the time, territory and scope of the post-employment restrictive covenants in your Retention Incentive Award Agreement dated July 11, 2011 (the non-competition, non-solicitation, non-hire, confidentiality and non-disclosure covenants are hereby collectively referred to as the “Restrictive Covenants”) are reasonable and necessary for the protection of NCR’s legitimate

Mr. Andrew S. Heyman

July 11, 2011

business interests, and you agree not to challenge the reasonableness of such restrictions. You further acknowledge and agree that you have had a full and fair opportunity to be represented by counsel in this matter and to consider these restrictions prior to your execution of this letter. You further acknowledge and agree that you have received sufficient and valuable consideration in exchange for your agreement to the Restrictive Covenants, including but not limited to your salary, equity awards and benefits as described in this letter, and all other consideration provided to you under the terms of this letter. You further acknowledge and agree that if you breach the Restrictive Covenants, NCR will sustain irreparable injury and may not have an adequate remedy at law. As a result, you agree that in the event of your breach of any of the Restrictive Covenants, NCR may, in addition to its other remedies, bring an action or actions for injunction, specific performance, or both, and have entered a temporary restraining order, preliminary or permanent injunction, or order compelling specific performance.

Arbitration – Any controversy or claim arising under or related in any way to this letter or your employment with NCR (including, but not limited to, any claim of fraud or misrepresentation, any claim regarding the termination of your employment, or any claim with regard to your participation in a Change In Control Severance Plan, if applicable), shall be resolved by binding arbitration pursuant to this paragraph and the then current rules of the American Arbitration Association. If you are employed in the United States, the arbitration shall be pursuant to the NCR dispute resolution policy and the then current rules of the American Arbitration Association, and shall be held at a neutral location, in or near the city where you work or have worked for NCR if you reported into an NCR facility; or if you worked out of your residence, the capital city or the nearest major city (i.e., with a population in excess of 250,000) in the state in which you reside. If you are employed outside the United States, where permitted by local law, the arbitration shall be conducted in the regional headquarters city of the business organization in which you work. The arbitration shall be held before a single arbitrator who is an attorney or former judge or magistrate knowledgeable in employment law and/or competition law. The arbitrator’s decision and award shall be final and binding and may be entered in any court having jurisdiction. For arbitrations held in the United States, issues of arbitrability shall be determined in accordance with the federal substantive and procedural laws relating to arbitration; all other aspects shall be interpreted in accordance with the laws of the State of Ohio, without regard to its conflicts of laws principles. Each party shall bear its own attorney’s fees associated with the arbitration and other costs and expenses of the arbitration shall be borne as provided by the rules of the American Arbitration Association. If any portion of this paragraph is held to be unenforceable, it shall be severed and shall not affect either the duty to arbitrate or any other part of this paragraph. This paragraph shall control over any language to the contrary in any applicable Company policy.

Non-Competition Representation – By signing this letter, you (i) represent that you are not subject to a non-competition, non-solicitation or other similar agreement with any other party that restricts you from accepting this offer of employment or will restrict you from performing your duties under this agreement, and (ii) agree that this offer is subject to the accuracy of such representation.

Section 409A of the Code – While the tax treatment of the payments and benefits provided under this letter is not warranted or guaranteed, it is intended that such payments and benefits shall either be exempt from, or comply with, the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”). This letter shall be construed, administered and governed in a manner that effects such intent. In particular,

Mr. Andrew S. Heyman

July 11, 2011

and without limiting the foregoing, any reimbursements or in-kind benefits provided under this letter that are taxable benefits (and are not disability pay or death benefit plans within the meaning of Section 409A of the Code) shall be subject to the following rules: (i) any such reimbursements shall be paid no later than the end of the calendar year next following the calendar year in which you incur the reimbursable expenses, (ii) the amount of reimbursable expenses or in-kind benefits that NCR is obligated to pay or provide during any given calendar year shall not affect the amount of reimbursable expenses or in-kind benefits that NCR is obligated to pay or provide during any other calendar year, and (iii) your right to have NCR reimburse expenses or provide in-kind benefits may not be liquidated or exchanged for any other benefit.

Also, if you are a “specified employee” entitled to payment of deferred compensation (including certain severance benefits) on account of a separation from service, payment may not be made before six months after the date of separation. For this purpose, a “specified employee” generally includes the 50 officers of NCR having the highest annual compensation.

Notwithstanding any other provision of this letter, NCR may withhold from any amounts payable hereunder, or any other benefits received pursuant hereto, such minimum federal, state and/or local taxes as shall be required to be withheld under any applicable law or regulation.

Mr. Andrew S. Heyman

July 11, 2011

APPENDIX B

CONDITIONS OF EMPLOYMENT

NCR requires employment candidates to successfully complete various employment documentation and processes. This offer of employment is conditioned upon your satisfying and agreeing to the criteria which follow: U.S. employment eligibility; NCR consent to collection of personal data; and non-competition and protection of trade secrets. You assume any and all risks associated with terminating any prior or current employment, or making any financial or personal commitments based upon NCR’s conditional offer.

1.	Employment Eligibility:

NCR can only hire employees if they are legally entitled to work and remain in the country of the job location. In the United States, NCR abides by the Immigration and Control Act of 1986.

2.	NCR Consent to Collection of Personal Data:

As a condition of employment you must read, understand and agree to the NCR Consent to Collection of Personal Data. The NCR Consent to Collection of Personal Data apprises you of NCR personal data collection practices. This document will be provided to you by your Human Resource Consultant.

3.	Non-competition and Protection of Trade Secrets:

By accepting and signing NCR’s offer of employment, you certify to NCR that you are not subject to a non-competition agreement with any company which would preclude or restrict you from performing the NCR position being offered in this letter. We also advise you of NCR’s strong policy of respecting the intellectual property rights of other companies. You should not bring with you to your NCR position any documents or materials designated as confidential, proprietary or trade secret by another company, nor in any other way disclose trade secret information while employed by NCR.